PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 9, 2011

CANADIAN ZINC REPORTS ON DEEP DRILLING EXPLORATION PROGRAM • Prairie Creek host structure intersected in step-out drilling • Significant zinc, lead and silver assays reported

Vancouver, British Columbia, November 9, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report the 2011 deep drill program at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories has intersected significant vein-type zinc, lead and silver mineralization about 1.7 kilometres north along a projected strike extension of the geological structure that hosts the defined mineral resource at the mine.

Drilling in the Casket Creek area, about 2.5 kilometres to the north of and on strike with the Prairie Creek Mine, is testing for the down-plunge extension of the inferred mineral resources and is directed towards a potential vein/structural target near the axis of an anticlinal fold.

“The 2011 deep hole drilling program has demonstrated the probable continuation, 1.7 kilometres along strike, of vein-type mineralization similar to that located within the main zone at the Prairie Creek Mine.  The verification of this continuation has increased the confidence and probability of expanding the presently defined resources by significant orders of magnitude”, said Alan Taylor, Chief Operating Officer and Vice President Exploration.

As reported in the Company’s Press Release of October 3, 2011, a re-interpretation of the geological model indicated that the main structural target had been intersected by drillhole PC-10-187 above the known rock formations that host the existing resource.  As a result of the less competent shaly rock of the Cadillac Formation, the fault zone is weakly developed. Assays from within this fault structure have now been received, as follows:

Drillhole	From (m)	To (m)	Int. (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-10-187	1348.36	1348.88	0.52	4.92	5.90	34

To further test the vertical extent of this newly identified structure, wedge drillhole PC-11-187W2 was drilled as an undercut to the initial hole. This wedge hole successfully intersected the vertical continuation of the fault structure 50 metres below the PC-10-187 intercept. The PC-11-187W2 intercept was wider, at 3.5 metres, and assayed higher for zinc, at 11.47% Zn. However, this intersection is stratigraphically located well above the primary host rock units found at the mine. Visual mineralization was previously reported within this shear zone and composite assays have now been calculated based on lab analysis as follows:

Drillhole	From (m)	To (m)	Int. (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-11-187W2	1384.00	1387.50	3.50	5.26	11.47	84

The drill intercepts are approximately 100 metres west of the fold axis of the main regional antiform in an identical structural setting to that of the defined vein resource in the main mine zone.  With the continued success at intersecting the target structure, which shows increasing intensity with depth, a subsequent hole, drillhole PC-11-206, was  designed to further undercut the intersected structure by 250 metres within the primary host geological formations as found at the mine.  This hole had reached a depth of 1,365 metres, approximately 230 metres short of target, at the end of October when the onset of the winter season forced suspension of the 2011 drilling program.  It is planned to complete drillhole PC-11-206 in the 2012 drilling season.

The 2011 diamond drill exploration program at Prairie Creek was completed for the year at the end of October. In summary, 26 shallow holes were drilled with the Company’s Longyear rig, including 3,125 metres of coring directed at vein and stratabound targets in the immediate mine area, and the deep drilling utilizing the TM-2500 rig totalled 2,513 metres of coring in four holes including wedges.

Further assay results not already reported from the drilling program will be forthcoming later this year.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to Acme Analytical Labs in Vancouver for initial multi-element assay by ICP-ES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The planned development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The public registry for the Environmental Assessment was closed on September 22, 2011 and it is expected that the recommendations of the Review Board will be issued before the end of the year. The Company’s environmental assessment report demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	0B Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com